Exhibit 99.1

XPeng Reports Second Quarter 2022 Unaudited Financial Results

•	Quarterly total revenues reached RMB7,436.3 million, a 97.7% increase year-over-year

•	Quarterly vehicle deliveries reached 34,422, a 98% increase year-over-year

•	Quarterly gross margin was 10.9%, a decrease of 100 basis points year-over-year

GUANGZHOU, China, — (BUSINESS WIRE) — XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its unaudited financial results for the three months ended June 30, 2022.

Operational and Financial Highlights for the Three Months Ended June 30, 2022

	2022Q2	2022Q1	2021Q4	2021Q3	2021Q2	2021Q1
Total deliveries	34,422	34,561	41,751	25,666	17,398	13,340
P7 deliveries	15,983	19,427	21,342	19,731	11,522	7,974
P5 deliveries	12,848	10,486	7,621	244	—	—

•	Total deliveries of vehicles were 34,422 in the second quarter of 2022, representing an increase of 98% from 17,398 in the corresponding period of 2021.

•	Deliveries of the P7 smart sports sedan were 15,983 in the second quarter of 2022, representing an increase of 39% from 11,522 in the corresponding period of 2021.

•	Deliveries of the P5 smart family sedan were 12,848 in the second quarter of 2022, among which, over 50% can support XPILOT 3.0 or XPILOT 3.5.

•	XPeng’s physical sales network continued expansion with a total of 388 stores, covering 142 cities as of June 30, 2022.

•	XPeng self-operated charging station network further expanded to 977 stations, including 793 XPeng self-operated supercharging stations and 184 destination charging stations as of June 30, 2022.

•

Total revenues were RMB7,436.3 million (US$1,110.2 million) for the second quarter of 2022, representing an increase of 97.7% from the same period of 2021, and comparable to the level of the first quarter of 2022.

•	Revenues from vehicle sales were RMB6,938.5 million (US$1,035.9 million) for the second quarter of 2022, representing an increase of 93.6% from the same period of 2021.

•	Gross margin was 10.9% for the second quarter of 2022, compared with 11.9% for the same period of 2021 and 12.2% for the first quarter of 2022.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenue, was 9.1% for the second quarter of 2022, compared with 11.0% for the same period of 2021 and 10.4% for the first quarter of 2022.

•

Net loss was RMB2,700.9 million (US$403.2 million) for the second quarter of 2022, compared with RMB1,194.6 million for the same period of 2021 and RMB1,700.8 million for the first quarter of 2022. Excluding share-based compensation expenses, non-GAAP net loss was RMB2,464.4 million (US$367.9 million) in the second quarter of 2022, compared with RMB1,096.4 million for the same period of 2021 and RMB1,528.2 million for the first quarter of 2022.

•

Net loss attributable to ordinary shareholders of XPeng was RMB2,700.9 million (US$403.2 million) for the second quarter of 2022, compared with RMB1,194.6 million for the same period of 2021 and RMB1,700.8 million in the first quarter of 2022. Excluding share-based compensation expenses, non-GAAP net loss attributable to ordinary shareholders of XPeng was RMB2,464.4 million (US$367.9 million) for the second quarter of 2022, compared with RMB1,096.4 million for the same period of 2021 and RMB1,528.2 million for the first quarter of 2022.

•

Basic and diluted net loss per American depositary share (ADS) were both RMB3.16 (US$0.47) for the second quarter of 2022. Non-GAAP basic and diluted net loss per ADS were both RMB2.88 (US$0.43) for the second quarter of 2022. Each ADS represents two Class A ordinary shares.

•

Cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits were RMB41,339.3 million (US$6,171.8 million) as of June 30, 2022, compared with RMB43,543.9 million as of December 31, 2021 and RMB41,714.0 million as of March 31, 2022.

Key Financial Results

(in RMB millions, except for percentage)

	For the Three Months Ended			% Change[i]
	June 30, 2021	March 31, 2022	June 30, 2022	YoY	QoQ
Vehicle sales	3,584.4	6,998.8	6,938.5	93.6%	-0.9%
Vehicle margin	11.0%	10.4%	9.1%	-190bp	-130bp
Total revenues	3,761.3	7,454.9	7,436.3	97.7%	-0.2%
Gross profit	448.6	910.7	809.4	80.4%	-11.1%
Gross margin	11.9%	12.2%	10.9%	-100bp	-130bp
Net loss	1,194.6	1,700.8	2,700.9	126.1%	58.8%
Non-GAAP net loss	1,096.4	1,528.2	2,464.4	124.8%	61.3%
Net loss attributable to ordinary shareholders	1,194.6	1,700.8	2,700.9	126.1%	58.8%
Non-GAAP net loss attributable to ordinary shareholders	1,096.4	1,528.2	2,464.4	124.8%	61.3%

[i]	Except for vehicle margin and gross margin, where absolute changes instead of percentage are presented

Management Commentary

“Our deliveries sustained robust growth momentum in the second quarter despite unprecedented circumstances brought by the resurgence of COVID-19 in certain areas of China,” said Mr. He Xiaopeng, Chairman and CEO of XPeng. “We are on track for the official launch of our flagship G9 SUV in September 2022. The G9 is expected to become the industry’s new benchmark for comfort, luxury and advanced technologies in the medium- to large-size SUV segment. With the G9, we have taken both electrification and smart technologies to new heights. These new technologies will be integrated into our future models and alongside our extraordinary product design we will set the bar for an unparalleled driving experience.”

“We are accelerating the pace of new product launches to round out our offering with vehicles priced between RMB150,000 to RMB500,000. In 2023, we plan to roll out two new competitive models that will further propel rapid sales volume growth,” Mr. He concluded.

“Our solid financial results for the second quarter of 2022 reflect our ability to meet strong market demand despite supply chain challenges and cost inflation,” said Dr. Hongdi Brian Gu, Honorary Vice Chairman and President of XPeng. “We expect our investments in R&D to bear fruit in the upcoming quarters with the roll-out of multiple new products, which will unleash new growth potential and reinforce our leading position in the smart electric vehicle industry.”

Recent Developments

Deliveries in July 2022

•

Total deliveries reached 11,524 vehicles in July 2022, representing a 43% increase year-over-year. The deliveries consisted of 6,397 P7 smart sports sedans, 3,608 P5 smart family sedans and 1,519 G3 and G3i compact smart SUVs.

•	As of July 31, 2022, year-to-date total deliveries reached 80,507, representing a 108% increase year-over-year.

Unaudited Financial Results for the Three Months Ended June 30, 2022

Total revenues were RMB7,436.3 million (US$1,110.2 million) for the second quarter of 2022, representing an increase of 97.7% from RMB3,761.3 million for the same period of 2021 and a decrease of 0.2% from RMB7,454.9 million for the first quarter of 2022.

Revenues from vehicle sales were RMB6,938.5 million (US$1,035.9 million) for the second quarter of 2022, representing an increase of 93.6% from RMB3,584.4 million for the same period of 2021 and a decrease of 0.9% from RMB6,998.8 million for the first quarter of 2022. The year-over-year increase was mainly attributable to higher vehicle deliveries, especially for the P7 and P5. Vehicle sales revenue remained stable compared with the first quarter of 2022.

Revenues from services and others were RMB497.8 million (US$74.3 million) for the second quarter of 2022, representing an increase of 181.4% from RMB176.9 million for the same period of 2021 and an increase of 9.1% from RMB456.1 million for the first quarter of 2022. The year-over-year and the quarter-over-quarter increases were mainly attributable to more service, parts and accessory sales in line with higher accumulated vehicle sales.

Cost of sales was RMB6,627.0 million (US$989.4 million) for the second quarter of 2022, representing an increase of 100.0% from RMB3,312.7 million for the same period of 2021 and an increase of 1.3% from RMB6,544.2 million for the first quarter of 2022. The year-over-year increase was mainly in line with vehicle deliveries as described above, while the quarter-over-quarter change was primarily attributable to the increase in raw material and battery cost.

Gross margin was 10.9% for the second quarter of 2022, compared with 11.9% and 12.2% for the second quarter of 2021 and the first quarter of 2022, respectively.

Vehicle margin was 9.1% for the second quarter of 2022, compared with 11.0% for the same period of 2021 and 10.4% for the first quarter of 2022. The quarter-over-quarter decrease was mainly attributable to battery cost increase, offset partially by revenue increase as a result of selling price adjustment.

Research and development expenses were RMB1,265.0 million (US$188.9 million) for the second quarter of 2022, representing an increase of 46.5% from RMB863.5 million for the same period of 2021 and an increase of 3.6% from RMB1,221.3 million for the first quarter of 2022. The year-over-year and the quarter-over-quarter increases were mainly due to (i) the increase in employee compensation as a result of expanded research and development staff, and (ii) higher expenses relating to the development of new vehicles models to support future growth.

Selling, general and administrative expenses were RMB1,664.5 million (US$248.5 million) for the second quarter of 2022, representing an increase of 61.5% from RMB1,030.8 million for the same period of 2021 and comparable to the level of the first quarter of 2022. The year-over-year increase was mainly due to the expansion of our sales network and associated personnel cost, and commission for franchised store sales.

Loss from operations was RMB2,090.8 million (US$312.1 million) for the second quarter of 2022, compared with RMB1,443.2 million for the same period of 2021 and RMB1,920.5 million for the first quarter of 2022. The higher quarter-over-quarter loss was mainly attributable to lower gross profit and higher operating expenses mentioned above.

Non-GAAP loss from operations, which excludes share-based compensation expenses, was RMB1,854.3 million (US$276.8 million) for the second quarter of 2022, compared with RMB1,345.0 million for the same period of 2021 and RMB1,747.9 million for the first quarter of 2022.

Exchange loss from foreign currency transactions was RMB938.3 million (US$140.1 million) for the second quarter of 2022, primarily resulting from the revaluation impact of Renminbi-dominated assets held in U.S. functional currency subsidiaries and depreciation of Renminbi against U.S. dollars in the second quarter of 2022.

Net loss was RMB2,700.9 million (US$403.2 million) for the second quarter of 2022, compared with RMB1,194.6 million for the same period of 2021 and RMB1,700.8 million for the first quarter of 2022.

Non-GAAP net loss, which excludes share-based compensation expenses, was RMB2,464.4 million (US$367.9 million) for the second quarter of 2022, compared with RMB1,096.4 million for the same period of 2021 and RMB1,528.2 million for the first quarter of 2022.

Net loss attributable to ordinary shareholders of XPeng was RMB2,700.9 million (US$403.2 million) for the second quarter of 2022, compared with RMB1,194.6 million for the same period of 2021 and RMB1,700.8 million for the first quarter of 2022.

Non-GAAP net loss attributable to ordinary shareholders of XPeng, which excludes share-based compensation expenses, was RMB2,464.4 million (US$367.9 million) for the second quarter of 2022, compared with RMB1,096.4 million for the same period of 2021 and RMB1,528.2 million for the first quarter of 2022.

Basic and diluted net loss per ADS attributable to ordinary shareholders of XPeng were both RMB3.16 (US$0.47) for the second quarter of 2022, compared with RMB1.50 for the second quarter of 2021 and RMB2.00 for the first quarter of 2022.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of XPeng were both RMB2.88 (US$0.43) for the second quarter of 2022, compared with RMB1.38 for the second quarter of 2021 and RMB1.80 for the first quarter of 2022.

Balance Sheets

As of June 30, 2022, the Company had cash and cash equivalents, restricted cash, short-term deposits, short-term investments and long-term deposits of RMB41,339.3 million (US$6,171.8 million), compared with RMB43,543.9 million as of December 31, 2021 and RMB41,714.0 million as of March 31, 2022.

Business Outlook

For the third quarter of 2022, the Company expects:

•	Deliveries of vehicles to be between 29,000 and 31,000, representing a year-over-year increase of approximately 13.0% to 20.8%.

•	Total revenues to be between RMB6.8 billion and RMB7.2 billion, representing a year-over-year increase of approximately 18.9% to 25.9%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on August 23, 2022 (8:00 PM Beijing/Hong Kong time on August 23, 2022.)

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title	XPeng Inc. Second Quarter 2022 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10023834-ne2m8a.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until August 30, 2022, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10023834

About XPeng

XPeng is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/ electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://heyxpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP basic loss per weighted average number of ordinary shares and non-GAAP basic loss per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.6981 to US$1.00, the exchange rate on June 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goal and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPeng does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

Marie Cheung

XPeng Inc.

Tel: +852-9750-5170/+86-1550-7577-546

E-mail: mariecheung@xiaopeng.com

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2021 (audited) RMB	June 30, 2022 (unaudited) RMB	June 30, 2022 (unaudited) US$
ASSETS
Current assets
Cash and cash equivalents	11,024,906	9,012,419	1,345,519
Restricted cash	609,975	295,151	44,065
Short-term deposits	25,858,007	20,852,332	3,113,171
Short-term investments	2,833,763	2,449,613	365,718
Accounts and notes receivable, net	2,673,494	3,386,604	505,607
Current portion of installment payment receivables, net	887,202	1,142,991	170,644
Inventory	2,661,921	4,239,617	632,958
Amounts due from related parties	32,785	168,590	25,170
Prepayments and other current assets	2,248,683	2,149,493	320,910

Total current assets	48,830,736	43,696,810	6,523,762

Non-current assets
Long-term deposits	3,217,266	8,729,823	1,303,328
Property, plant and equipment, net	5,424,776	7,314,973	1,092,097
Right-of-use assets, net	1,561,175	1,953,697	291,679
Intangible assets, net	878,724	862,953	128,835
Land use rights, net	595,471	2,357,934	352,030
Installment payment receivables, net	1,863,492	2,132,932	318,438
Long-term investments	1,549,176	2,007,630	299,731
Other non-current assets	1,730,486	224,484	33,515

Total non-current assets	16,820,566	25,584,426	3,819,653

Total assets	65,651,302	69,281,236	10,343,415

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	December 31, 2021 (audited) RMB	June 30, 2022 (unaudited) RMB	June 30, 2022 (unaudited) US$
LIABILITIES
Current liabilities
Short-term borrowings	—	500,000	74,648
Accounts and notes payable	12,362,186	15,491,283	2,312,788
Amounts due to related parties	24,919	—	—
Current portion of lease liabilities	373,488	461,310	68,872
Current portion of deferred revenue	418,227	363,375	54,250
Current portion of long-term borrowings	—	296,681	44,293
Accruals and other liabilities	4,811,107	4,990,794	745,106
Income taxes payable	22,737	37,661	5,623

Total current liabilities	18,012,664	22,141,104	3,305,580

Non-current liabilities
Long-term borrowings	1,675,106	2,610,246	389,699
Lease liabilities	1,189,754	1,495,316	223,245
Deferred revenue	479,061	648,124	96,762
Other non-current liabilities	2,148,139	2,408,020	359,508

Total non-current liabilities	5,492,060	7,161,706	1,069,214

Total liabilities	23,504,724	29,302,810	4,374,794

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	87	87	13
Class B Ordinary shares	25	25	4
Additional paid-in capital	59,980,534	60,389,542	9,015,921
Statutory reserves	6,047	6,047	903
Accumulated deficit	(16,191,566)	(20,593,215)	(3,074,487)
Accumulated other comprehensive (loss) income	(1,648,549)	175,940	26,267

Total shareholders’ equity	42,146,578	39,978,426	5,968,621

Total liabilities and shareholders’ equity	65,651,302	69,281,236	10,343,415

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months End
	June 30, 2021 RMB	March 31, 2022 RMB	June 30, 2022 RMB	June 30, 2022 US$
Revenues
Vehicle sales	3,584,364	6,998,815	6,938,497	1,035,890
Services and others	176,915	456,123	497,848	74,327

Total revenues	3,761,279	7,454,938	7,436,345	1,110,217

Cost of sales
Vehicle sales	(3,191,489)	(6,271,499)	(6,309,727)	(942,017)
Services and others	(121,210)	(272,710)	(317,258)	(47,365)

Total cost of sales	(3,312,699)	(6,544,209)	(6,626,985)	(989,382)

Gross profit	448,580	910,729	809,360	120,835

Operating expenses
Research and development expenses	(863,524)	(1,221,278)	(1,264,959)	(188,853)
Selling, general and administrative expenses	(1,030,767)	(1,641,575)	(1,664,513)	(248,505)

Total operating expenses	(1,894,291)	(2,862,853)	(2,929,472)	(437,358)

Other income, net	2,546	31,659	29,328	4,379

Loss from operations	(1,443,165)	(1,920,465)	(2,090,784)	(312,144)

Interest income	150,029	227,944	267,506	39,938
Interest expenses	(24,006)	(19,834)	(22,311)	(3,331)
Fair value gain (loss) on derivative assets or derivative liabilities	77,790	(18,249)	84,211	12,572
Fair value (loss) gain on long-term investments	—	(17,249)	15,869	2,369
Exchange gain (loss) from foreign currency transactions	44,810	46,405	(938,327)	(140,089)
Other non-operating (loss) income, net	(27)	3,105	(1,948)	(291)

Loss before income tax expenses and share of results of equity method investees	(1,194,569)	(1,698,343)	(2,685,784)	(400,976)

Income tax expenses	—	(2,424)	(11,735)	(1,752)
Share of results of equity method investees	—	—	(3,363)	(502)

Net loss	(1,194,569)	(1,700,767)	(2,700,882)	(403,230)

Net loss attributable to ordinary shareholders of XPeng Inc.	(1,194,569)	(1,700,767)	(2,700,882)	(403,230)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months End
	June 30, 2021 RMB	March 31, 2022 RMB	June 30, 2022 RMB	June 30, 2022 US$
Net loss	(1,194,569)	(1,700,767)	(2,700,882)	(403,230)
Other comprehensive loss
Foreign currency translation adjustment, net of nil tax	(424,123)	(98,312)	1,922,801	287,067

Total comprehensive loss attributable to XPeng Inc.	(1,618,692)	(1,799,079)	(778,081)	(116,163)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(1,618,692)	(1,799,079)	(778,081)	(116,163)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,592,387,877	1,702,708,311	1,708,557,461	1,708,557,461
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.75)	(1.00)	(1.58)	(0.24)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	796,193,938	851,354,156	854,278,731	854,278,731
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(1.50)	(2.00)	(3.16)	(0.47)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months End
	June 30, 2021 RMB	March 31, 2022 RMB	June 30, 2022 RMB	June 30, 2022 US$
Loss from operations	(1,443,165)	(1,920,465)	(2,090,784)	(312,144)
Share-based compensation expenses	98,153	172,539	236,469	35,304

Non-GAAP loss from operations	(1,345,012)	(1,747,926)	(1,854,315)	(276,840)

Net loss	(1,194,569)	(1,700,767)	(2,700,882)	(403,230)
Share-based compensation expenses	98,153	172,539	236,469	35,304

Non-GAAP net loss	(1,096,416)	(1,528,228)	(2,464,413)	(367,926)

Net loss attributable to ordinary shareholders	(1,194,569)	(1,700,767)	(2,700,882)	(403,230)
Share-based compensation expenses	98,153	172,539	236,469	35,304

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(1,096,416)	(1,528,228)	(2,464,413)	(367,926)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,592,387,877	1,702,708,311	1,708,557,461	1,708,557,461
Non-GAAP net loss per ordinary share
Basic and diluted	(0.69)	(0.90)	(1.44)	(0.22)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	796,193,938	851,354,156	854,278,731	854,278,731
Non-GAAP net loss per ADS
Basic and diluted	(1.38)	(1.80)	(2.88)	(0.43)